Exhibit 3.1

Amended and Restated Certificate of Incorporation

of

Playboy Enterprises, Inc.

FIRST: The name of this corporation is Playboy Enterprises, Inc.

SECOND: The address of this corporation’s registered office in the state of Delaware is located at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which this corporation shall have authority to issue is 100 shares of common stock, and the par value of each share is $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the board of directors of this corporation is expressly authorized to make, alter or repeal the bylaws of this corporation, subject to the power of the stockholders of the corporation to alter or repeal any bylaw whether adopted by them or otherwise.

SIXTH: Elections of directors need not be by written ballot except and to the extent provided in the bylaws of this corporation.

SEVENTH: To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Each person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, employee benefit plan or other enterprise (including the heirs, executors, administrators or estate of such person) and any other persons to which the DGCL permits this corporation to provide indemnification, shall be indemnified and advanced expenses by the corporation, in accordance with the bylaws of the corporation, to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, or any other applicable laws as presently or hereinafter in effect. The right to indemnification and advancement of expenses hereunder shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The corporation may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

EIGHTH: Neither the amendment nor repeal of Article SEVENTH, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with Article SEVENTH, shall eliminate or reduce the effect of Article SEVENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for Article SEVENTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.